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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-50425




                           PHYSICIANS' SPECIALTY CORP.

                     SUPPLEMENT NO. 3 DATED JANUARY 20, 1999
                        TO PROSPECTUS DATED MAY 12, 1998

         The information contained in the section entitled "Business" commencing on page 34 of the Prospectus dated May 12, 1998, as previously supplemented by Supplement No. 1 dated November 17, 1998 and Supplement No. 2 dated December 17, 1998, is hereby supplemented and updated generally to give effect to the transaction summarized as follows:

         Physicians' Specialty Corp. (the "Company"), pursuant to an asset acquisition agreement, acquired the assets of Cleveland Ear, Nose and Throat Center, Inc. ("Cleveland ENT"), a ten physician ENT physician practice with eight allied health care professionals and eight clinical offices in metropolitan Cleveland, Ohio on October 12, 1998 (the "Transaction"). Cleveland ENT had previously been affiliated with MedPartners, Inc. ("MedPartners"). In connection with the Transaction, the Company entered into a clinic services agreement with Cleveland ENT (the "Management Services Agreement") maintaining the percentage of net income management fee structure which existed in the MedPartners/Cleveland ENT Clinic Services Agreement. In connection therewith, the Company granted Cleveland ENT a one time option to unwind the transaction with the Company and repurchase all Cleveland ENT non-medical assets acquired by the Company for a total cash purchase price equal to the price paid by the Company to MedPartners for such assets, plus amounts invested by the Company in Cleveland ENT. The Company paid approximately $4,200,000 (consisting of cash and borrowings under the Company's credit facility) in connection with the Transaction. Cleveland ENT's option to unwind the Transaction expired on December 15, 1998.

         On January 8, 1999, the Company amended the Management Services Agreement with Cleveland ENT to provide that, effective January 1, 1999, the Company would receive a management fee equal to 12.5% of all net clinic revenue (after adjustment for contractual allowances) generated by Cleveland ENT. Cleveland ENT also agreed to pay the Company an additional $300,000 for management services provided during the period from October 1, 1998 through December 31, 1998.

         Simultaneously with the amendment to the Management Services Agreement, the Company entered into a financing arrangement with the physicians at Cleveland ENT (the "Cleveland Physicians"). Pursuant to the terms of the financing arrangement, the Company loaned $1,475,000 to the Cleveland Physicians (the "Loan"). The Loan bears interest at a rate of 6% per annum and matures on the earlier of January 14, 2000, the termination of the Management Services Agreement or the termination of the employment of three or more of the Physicians. In addition, the Company granted the Physicians the right and option (the "Put Option") to require



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the Company to purchase from the Physicians all of the common stock (the
"Stock") of a newly organized corporate entity owned by the Physicians, which holds two corporate domain names. The Put Option may be exercised by the Physicians commencing January 10, 2000 and expiring on March 1, 2000. In the event the Physicians exercise the Put Option, the Company would be required to purchase the Stock for approximately $2.0 million in cash and the issuance of a subordinated promissory note in the principal amount of $520,000 (the "Put Purchase Price"). The cash portion of the Put Purchase Price would be reduced by any amounts owed by the Physicians to the Company pursuant to the Loan or any other obligations. The subordinated promissory note would bear interest at a rate of 6% per annum and would be payable in four equal annual installments commencing on the first anniversary of the date of issuance of the note. In connection with the Transaction, the Company also agreed to indemnify the Physicians for certain matters, including tax matters.

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